Exhibit 99.2

CERTAIN INFORMATION IN THIS EXHIBIT MARKED [*****] HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (A) NOT MATERIAL AND (B) THE TYPE OF INFORMATION THAT THE COMPANY CUSTOMARILY AND ACTUALLY TREATS AS PRIVATE AND CONFIDENTIAL.

confidential	Execution version

ANGHAMI INC.

CONVERTIBLE NOTE PURCHASE AGREEMENT

SENIOR UNSECURED CONVERTIBLE NOTE DUE 2027

December 16, 2024

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ANGHAMI INC

CONVERTIBLE NOTE PURCHASE AGREEMENT

This CONVERTIBLE NOTE PURCHASE AGREEMENT (the “Agreement”) is made effective as of December 16, 2024 by and between Anghami Inc., a Cayman Islands exempted company with registration number 372207, whose registered office is at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Company”), and OSN Streaming Limited, a Cayman Islands exempted company with registration number 404857, whose registered office is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (“OSN” or the “Purchaser”).

RECITALS:

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), the Purchaser desires to purchase from the Company, and the Company desires to issue and sell the Convertible Note (as defined herein).

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

Article 1
AUTHORIZATION AND SALE OF THE CONVERTIBLE NOTES

Section 1.01 Authorization of the Convertible Notes. The Company has authorized the sale and issuance of a Senior Unsecured Convertible Note due 2027 (the “Convertible Note”). The Form of Convertible Note is attached hereto as Exhibit A. The Convertible Note will be convertible into ordinary shares in the capital of the Company, par value $0.0001 per share (the “Ordinary Shares”). Ordinary Shares that may be issued upon conversion of the Convertible Note and the Additional Notes (as defined herein) are referred to herein as “Underlying Securities”. The Company has authorized the sale and issuance of the Underlying Securities as set forth herein. The Convertible Note, the Additional Notes and the Underlying Securities are referred to herein as the “Securities.”

Section 1.02 Sale of Convertible Notes. Subject to the terms and conditions hereof, the Company will issue and sell to the Purchaser the Convertible Note, and the Purchaser will buy from the Company the Convertible Note. The Convertible Note will be issued in an aggregate principal amount of $12,000,000, and the purchase price for the Convertible Note will be $12,000,000 (the “Purchase Price”).

Article 2
CLOSING DATE; DELIVERY

Section 2.01 Closing Date. The purchase and sale of the Convertible Note to the Purchaser shall be consummated at a closing (the “Closing”) to be held remotely via the exchange of documents and signatures, on the date hereof (the “Closing Date”), upon the physical or electronic exchange among the parties and their counsel of all documents and deliverables required under this Agreement.

Section 2.02 Delivery and Payment. At the Closing, (i) the Company will (a) issue to the Purchaser the Convertible Note in the principal amount of $12,000,000 in the form attached hereto as Exhibit A, (b) cause the Convertible Note (or book entry positions representing the Convertible Note) to be registered in the name of the Purchaser and (c) deliver to the Purchaser any other opinions, certificates, statements and agreements as the Purchasers’ counsel may reasonably require and (ii) the Purchaser will present evidence of payment of the Purchase Price to the Company by wire transfer of immediately available funds, per the Company’s instructions (which instructions shall be delivered to the Purchaser no later than five (5) Business Days prior to the Closing Date); provided that the delivery of Federal Reference numbers or other similar irrevocable confirmations of such payment by the Purchaser shall be conclusive evidence of the satisfaction of the Purchaser’s obligation under this Section 2.02(ii). The Company shall provide confirmation by written notice to the Purchaser within one (1) Business Day of receipt of payment of the Purchase Price specifying the date upon which the payment was received. “Business Day” means any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

Section 2.03 Additional Principal Amount. From the date of this Agreement until the date that is 18 months after the Closing Date, the Purchaser, at its sole option, has the right to purchase one or more additional Senior Unsecured Convertible Notes due 2027 substantially in the same form as the Convertible Note up to an aggregate principal amount of $43,000,000 (the “Additional Notes”). Any such election to purchase any Additional Notes may be exercised by written notice from the Purchaser to the Company setting forth the aggregate principal amount of the Additional Notes to be purchased and the date on which such Additional Notes are to be delivered, as determined by the Purchaser, but in no event, unless the Purchaser and the Company otherwise agree in writing, earlier than two (2) or later than five (5) Business Days after the date of such notice.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the SEC Reports (as defined below) or Disclosure Letter attached as Schedule A hereto (the “Disclosure Letter”), the Company hereby represents and warrants to the Purchaser that:

Section 3.01 Organization and Standing. The Company has been duly incorporated and is validly existing in good standing under the laws of the Cayman Islands, with corporate power and authority to own its properties and conduct its business as now conducted. Each subsidiary of the Company has been duly organized and is validly existing as an entity in good standing under the laws of its jurisdiction of organization. Each of the Company and its subsidiaries is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in such good standing would not have a Material Adverse Effect. A “Material Adverse Effect” shall mean any material adverse effect on (i) the assets, liabilities, business, properties, operations, financial condition, prospects or results of operations of and/or the legal and regulatory regime applicable to, or macroeconomic and/or geopolitical and/or natural phenomena (including acts of God) applicable to, the Company and its subsidiaries, taken as a whole (including but not limited to those contemplated by Section 3.13 below), (ii) the transactions contemplated hereby or by the agreements or instruments to be entered into in connection herewith or (iii) the authority or the ability of the Company to perform its obligations under this Agreement, the Convertible Note or the Additional Notes.

Section 3.02 Corporate Power. The Company has all requisite legal and corporate power and authority to execute and deliver this Agreement, the Convertible Note and, if and when delivered, the Additional Notes (together, the “Transaction Documents”), to sell and issue the Convertible Note and the Additional Notes, to issue the Underlying Securities of the Company upon conversion of the Convertible Note and the Additional Notes, and to carry out and perform its obligations under the terms of the Transaction Documents.

Section 3.03 Governmental Consents, Etc. No consent, approval, order, permit, license or authorization of, or designation, declaration or filing with, any governmental authority on the part of the Company or any of its subsidiaries is required in connection with the valid execution, delivery and performance of the Transaction Documents, or the offer, sale or issuance of the Convertible Note, the Additional Notes or the Underlying Securities, or the consummation of any other transaction contemplated hereby or thereby, except the qualification (or taking of such action as may be necessary to secure an exemption from qualification, if available) of the offer and sale of the Convertible Note, the Additional Notes and the Underlying Securities under applicable “blue sky” laws, which filings and qualifications, if required, will be accomplished in a timely manner. For the avoidance of doubt, any required filing under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 6-K disclosing the transactions contemplated hereby and filing any form of the Transaction Documents as required shall not be deemed to be a violation of this Section 3.03. Except as otherwise disclosed in the SEC Reports (as defined below), the Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq and the Nasdaq Global Market (the “Exchange”) and has not received any written notice from Nasdaq of an event or condition that would reasonably be expected to cause the Ordinary Shares to be delisted by Nasdaq. The issuance and sale of the Convertible Note and the Underlying Securities hereunder, do not, and the Additional Notes and the Underlying Securities issued in connection therewith, when and if issued and sold, will not, contravene the rules and regulations of Nasdaq or the Exchange.

Section 3.04 Noncontravention. Assuming compliance with the matters referred to in Section 3.03, the issuance and sale of the Convertible Note and the Additional Notes and the performance by the Company of its obligations under the Transaction Documents, including the Company’s obligation to issue Underlying Securities upon conversion of the Convertible Note and the Additional Notes, and the consummation of the transactions therein contemplated will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the organizational documents of the Company or (iii) result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the properties or assets of the Company or any of its subsidiaries or any of their properties, except, with respect to clauses (i) and (iii), for such conflicts, breaches, violations or defaults as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05 Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution, delivery and performance by the Company of the Transaction Documents, the authorization, sale, issuance and delivery by the Company of the Convertible Note, the Additional Notes and the Underlying Securities and the performance by the Company of its obligations under the Transaction Documents to which it is a party, has been taken.

Section 3.06 The Convertible Note and the Additional Notes. The Convertible Note constitutes, and the Additional Notes, when and if issued will constitute, valid and binding obligations of the Company enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, preference or other similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability (the “Enforceability Exceptions”).

Section 3.07 Underlying Securities. The maximum number of shares of Underlying Securities issuable upon conversion of the Convertible Note have been duly authorized and reserved and the Company will duly authorize and reserve the maximum number of Underlying Securities as may be issuable from time to time under the Additional Notes. Any Underlying Securities will be validly issued, fully paid and non-assessable, when and to the extent issued upon conversion of the Convertible Note and the Additional Notes in accordance with their respective terms, and the issuance of any Underlying Securities will not be subject to any preemptive or similar rights.

Section 3.08 SEC Reports. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Exchange Act, including without limitation pursuant to Section 13 or 15(d) thereof, since the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”) through the date hereof on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports (as defined below) prior to the expiration of any such extension. As of its respective filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), the 2023 Form 20-F, and all other reports of the Company filed with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act from the filing date of the 2023 Form 20-F through the date of this Agreement (including the exhibits and schedules thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act. As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each SEC Report filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with International Financial Reporting Standards (”IFRS”), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

Section 3.09 Capitalization. The Company has an authorized capitalization as of December 31, 2023 (the “Capitalization Date”) as set forth in its 2023 Form 20-F. All of the issued shares in the capital of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; and all of the issued shares in the capital of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except to the extent that it would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except pursuant to that certain Registration Rights Agreement, dated April 1, 2024, between the Company and OSN (the “OSN Registration Rights Agreement”), no shares in the capital of the Company are subject to preemptive rights or any other similar rights of the shareholders of the Company or any liens or encumbrances imposed through the actions or failure to act of the Company. As of the date hereof, (i) there are no outstanding options, warrants, scrips, rights to subscribe for, puts, calls, rights of first refusal, agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares in the capital of the Company or any of its subsidiaries, or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares in the capital of the Company or any of its subsidiaries except (w) as set forth in the SEC Reports and the exhibits attached and incorporated by reference thereto, (x) as were granted or issued after the Capitalization Date pursuant to the Company’s equity compensation plans described in the SEC Reports, and (y) as a result of the purchase and sale of the Convertible Note or the Additional Notes; and (ii) there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing rights to security holders) that will be triggered by the issuance of the Convertible Note, the Additional Notes or the Underlying Securities. The Company’s certificate of memorandum and articles of association as in effect on the date hereof have been filed as part of the SEC Reports and are available on the SEC’s EDGAR system as of the Business Day prior to the date hereof. Other than the Convertible Note and the Additional Notes, the terms of all securities convertible into or exercisable for Ordinary Shares of the Company and the material rights of the holders thereof in respect thereto are as described in the SEC Reports and exhibits attached or incorporated by reference thereto.

Section 3.10 Contracts. All material contracts of the Company and any of its subsidiaries (the “Material Contracts”) have been disclosed as exhibits in the SEC Reports or have otherwise been provided to the Purchaser. Each Material Contract is valid and is in full force and effect. None of the Company or any of its subsidiaries or, to the knowledge of the Company, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect or has provided or received any notice of any intention to terminate, any Material Contract.

Section 3.11 Indebtedness. Neither the Company nor any of its subsidiaries (i) has any outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined below) of the Company or any of its subsidiaries or by which the Company or any of its subsidiaries is or may become bound, (ii) except as disclosed in the SEC Reports, is a party to any contract, agreement or instrument, the violation of which, or default under which, by any other parties to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) has any financing statements securing obligations in any amounts filed in connection with the Company or any of its subsidiaries; (iv) is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (v) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries have any liabilities or obligations required to be disclosed in the SEC Reports which are not so disclosed in the SEC Reports, other than those incurred in the ordinary course of the Company’s or its subsidiaries’ respective businesses and which, individually or in the aggregate, do not or could not have a Material Adverse Effect. For purposes of this Agreement: (x) ” Indebtedness” of any person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with IFRS) (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with IFRS, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or in any property or assets (including accounts and contract rights) owned by any person, even though the person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) “Contingent Obligation” means, as to any person, any direct or indirect liability, contingent or otherwise, of that person with respect to any Indebtedness, lease, dividend or other obligation of another person if the primary purpose or intent of the person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

Section 3.12 Related Party Liabilities. Neither the Company nor any of its subsidiaries has any outstanding liabilities to any related parties other than its shareholders in excess of an aggregate amount of $250,000 other than what is disclosed in Section 3.12 of the Disclosure Letter.

Section 3.13 Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company or any of its subsidiaries before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any court, public board, government agency or self-regulatory organization or body, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.14 Compliance; Regulatory Permits. Neither the Company nor any of its subsidiaries: (i) is in violation of any term of or in default under any of their respective articles of association, certificates of designation or organizational charters, certificates of formation, memoranda of association, articles of association, or certificates of incorporation or bylaws, (ii) is in violation of any term of or in default under any preferences or rights of any other outstanding series of preferred shares of the Company or any of its subsidiaries, (iii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority; or (iv) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, applicable loss thresholds, filing requirements, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect. The Company and each of its subsidiaries possess in good standing all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect, (“Material Permits”) and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Material Permit. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries or to which the Company or any of its subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its subsidiaries, any acquisition of property by the Company or any of its subsidiaries or the conduct of business by the Company or any of its subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or any of its subsidiaries.

Section 3.15 Foreign Corrupt Practices. None of the Company, any of its subsidiaries or any of their respective directors and officers, nor to the knowledge of the Company or any of its subsidiaries, any of their respective agents, employees, or other persons acting for or on behalf of the Company or any of its subsidiaries, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns, or officials of such parties or campaigns, from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any of its subsidiaries (or made by any person acting on its behalf) which is in violation of any applicable law or (iv) violated in any material respect any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) or any other applicable anti-bribery or anti-corruption laws. The Company and each of its subsidiaries has implemented and maintained in effect policies and procedures reasonably designed to ensure compliance with the FCPA and any other applicable anti-bribery or anti-corruption laws.

Section 3.16 Office of Foreign Assets Control. None of the Company, any of its subsidiaries or any of their respective directors and officers, nor to the knowledge of the Company or any of its subsidiaries, any of their respective agents, employees or affiliates is currently or has previously been in violation of any applicable U.S. and non-U.S. anti-money laundering laws and regulations or is subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). None of the Company, any of its subsidiaries, or any of their respective directors and officers, nor to the knowledge of the Company or any of its subsidiaries, any of their respective agents, employees or affiliates is a Sanctioned Person. The Company and each of its subsidiaries has implemented and maintained in effect policies and procedures reasonably designed to ensure compliance with any applicable U.S. and non-U.S. anti-money laundering laws and regulations and any applicable U.S. sanctions administered by OFAC. For purposes of this Section 3.16, “Sanctioned Person” means (a) any person or group listed in any sanctions-related list of designated persons maintained by OFAC, including the List of Specially Designated Nationals and Blocked Persons, or the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury of the United Kingdom, the European Union or any EU member state, (b) any person subject to any law that would prohibit all or substantially all financial or other transactions with that person or would require that assets of that person that come into the possession of a third-party be blocked (c) any legal entity organized or domiciled in any country, territory or region which is itself the subject or target of any comprehensive Sanctions (which may include Cuba, Iran, North Korea, Syria, Crimea, the so-called People’s Republic of Donetsk, the so-called People’s Republic of Luhansk) (a “Sanctioned Country”), (d) any agency, political subdivision or instrumentality of the government of a Sanctioned Country, (e) any natural person ordinarily resident in a Sanctioned Country, or (f) any person 50% or more owned, directly or indirectly, individually or in the aggregate by any of the above.

Section 3.17 Registration Rights. Except as set forth in the SEC Reports, the Company is not under any obligation to register under the Securities Act, any of its presently outstanding securities.

Section 3.18 Placement. Subject to the accuracy of the Purchaser’s representations in this Agreement, the offer, sale and issuance of the Convertible Note, the Additional Notes and the Underlying Securities (the “Placement”) constitute transactions exempt from the registration requirements of Section 5 of the Securities Act. Neither the Company nor any agent on its behalf has taken or will take any action so as to bring the sale of the Convertible Note, the Additional Notes or any Underlying Securities by the Company within the registration provisions of the Securities Act or any state securities laws.

Section 3.19 Certain Transactions. Since January 1, 2024, except for compensation or other employment arrangements in the ordinary course of business and the Placement, there has been no transaction, or series of similar transactions, agreements, arrangements, relationships, payments or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements, relationships, payments or understandings to which the Company or any of its subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that is not disclosed in the SEC Reports.

Section 3.20 Absence of Certain Changes. Since December 31, 2023, (i) there has been no event, occurrence, development or circumstance that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company and its subsidiaries have not incurred any liabilities (contingent or otherwise) other than (a) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practices and (b) liabilities not required to be reflected in the Company’s financial statements pursuant to IFRS or required to be disclosed in filings made with the SEC, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital, (v) the Company has not issued any equity securities to any officer, director or affiliate, except pursuant to the Company’s existing share option plans and (vi) the Company does not have pending before the SEC any request for confidential treatment of information. No event, fact, liability, occurrence, development or circumstance has occurred or exists, or is reasonably expected to exist or occur with respect to the Company, any of its subsidiaries or any of their respective businesses, assets, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise) that would be required to be disclosed by the Company under applicable securities laws as of the time this representation is made or deemed made which has not been publicly announced, except for the entry into the Transaction Documents.

Section 3.21 Acknowledgment Regarding Purchaser’s Purchase of Securities. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length Purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and that any statement made by the Purchaser or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereby is not advice or a recommendation and is merely incidental to the Purchaser’s purchase of the Securities and has not been relied upon by the Company or its officers or directors (or functional equivalents) in any way. The Company further represent to the Purchasers that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the Company and its representatives.

Section 3.22 Related Party Transaction. The Board of Directors of the Company (or an authorized committee thereof) (the “Board”) has reviewed the transactions contemplated hereby with respect to any “related party transaction,” including for purposes of applicable laws of the Cayman Islands and the applicable rules of Nasdaq and has approved any such transaction consistent with the applicable standards.

Section 3.23 Transactions Not Enjoined. No governmental authority has enacted, issued, promulgated, enforced or entered any order, writ, judgment, injunction, decree, stipulation, determination or award which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof. No action or proceeding by or before any court or other governmental body has been instituted or threatened by any governmental authority or person whatsoever which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement.

Article 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

The Purchaser hereby represents and warrants to the Company as follows:

Section 4.01 Organization and Standing. The Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate or other entity power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material and adverse effect on the legality, validity or enforceability of the Transaction Documents to which it is a party, and the Purchaser is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing would not have a material and adverse effect on the legality, validity or enforceability of the Transaction Documents to which it is a party.

Section 4.02 Authorization.

(i) The Purchaser has the requisite corporate or other entity power and authority to execute and deliver Transaction Documents to which it is a party and perform its obligations under the Transaction Documents. The execution and delivery of each such Transaction Document by the Purchaser, the performance by the Purchaser of its obligations thereunder, and all other necessary corporate or other entity action on the part of the Purchaser have been duly authorized by its board of directors or similar governing body, and no other corporate or other entity proceedings on the part of such Purchaser is necessary for such Purchaser to execute and deliver the relevant Transaction Documents and perform its obligations thereunder.

(ii) Each of the relevant Transaction Documents has been duly and validly authorized, and when executed and delivered by the Purchaser, shall constitute valid and binding obligations of the Purchaser, enforceable in accordance with their terms, subject to the Enforceability Exceptions.

Section 4.03 Noncontravention. Neither the execution and delivery of the Transaction Documents to which the Purchaser is a party by the Purchaser nor the performance by such Purchaser of its obligations thereunder will (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Purchaser or any of its subsidiaries is a party or by which Purchaser or any of its subsidiaries is bound or to which any of the property or assets of the Purchaser or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the certificate of incorporation, bylaws or similar organizational and governing documents of Purchaser or (iii) result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the properties or assets of the Purchaser or any of its subsidiaries or any of their properties, except, with respect to clauses (i) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on the ability of the Purchaser to perform its obligations under the Transaction Documents to which the Purchaser is a party. For purposes of this Section 4.03, the Purchaser’s subsidiaries shall not include the Company or any of its subsidiaries.

Section 4.04 Investment Experience. The Purchaser has such knowledge, sophistication and experience in financial, tax and business matters in general, and investments in securities in particular, that it is capable of evaluating the merits and risks of this investment in the Securities, and the Purchaser has made such investigations in connection herewith as it deemed necessary or desirable so as to make an informed investment decision without relying upon the Company for legal or tax advice related to this investment. In making its decision to acquire the Securities, the Purchaser has not relied upon any information other than information provided to it by the Company or its representatives and contained herein, including the representations and warranties and covenants of the Company contained herein.

Section 4.05 Investment Intent. The Purchaser is acquiring the Securities for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, other than the transfer of shares to an affiliated investment fund under common control with Purchaser. It understands that the sale of the Securities has not been registered under the Securities Act by reason of an exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the Purchaser’s investment intent and the accuracy of the Purchaser’s representations as expressed herein.

Section 4.06 Accredited Investor. The Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D of the Securities Act.

Section 4.07 Rule 144. The Purchaser acknowledges that the Securities must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available. It is aware of the provisions of Rule 144 (“Rule 144”) promulgated under the Securities Act which permit limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions.

Section 4.08 Restrictions on Transfer; Restrictive Legends. The Purchaser understands that the transfer of the Convertible Note and the Additional Notes (if any) is restricted by this Agreement and applicable state and federal securities laws and the transfer of the Underlying Securities is restricted by applicable state and federal securities laws, and that each certificate, instrument, or book entry representing the Convertible Notes and the Additional Notes (if any) and, if applicable, the Underlying Securities will be imprinted with legends restricting transfer except in compliance therewith. The Company need not register a transfer of legended Convertible Note, Additional Notes or Underlying Securities and may also instruct its transfer agent or other applicable agent not to register the transfer of the Convertible Note, the Additional Notes or Underlying Securities and to enforce applicable stop transfer instructions, unless the conditions specified in each of these legends is satisfied.

Section 4.09 No General Solicitation. The Purchaser is unaware of, and in deciding to participate in the Placement is in no way relying upon and did not become aware of the Placement through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio or the internet, in connection with the Placement.

Article 5
COVENANTS

Section 5.01 Transfer Restrictions; Legends.

(i) The Securities may only be disposed of in compliance with applicable federal and state securities laws. Subject to applicable federal and state securities laws, and only with the prior consent of the Company, Purchaser may transfer the Convertible Note and the Additional Notes, in whole or in part; provided that the Purchaser may transfer the Convertible Note and the Additional Notes to any of its affiliates or subsidiaries without the prior consent of the Company. As a condition of transfer of the Convertible Note and the Additional Notes, any such transferee shall agree in writing to be bound by the terms of the Securities. The Purchaser should notify the Company five (5) Business Days prior to any transfer.

(ii) The certificates, agreements, instruments, or book entries evidencing the Securities shall have endorsed thereon the legends set forth in the Convertible Note as required by the terms of the Convertible Note.

Section 5.02 Use of Proceeds. The Company will use the proceeds from the sale of the Convertible Note and the Additional Notes (if any) for working capital, growth and other general corporate purposes and shall not use such proceeds, directly or indirectly: (i) for the satisfaction of any portion of any Indebtedness of the Company or any of its subsidiaries (other than payment of trade payables in the ordinary course of the Company’s business and prior practices); (ii) for the redemption of any Ordinary Shares or equivalents thereof; (iii) for the settlement of any outstanding litigation; or (iv) in violation of the FCPA or any other applicable anti-bribery or anti-corruption laws or any applicable U.S. sanctions administered by OFAC.

Section 5.03 Securities Law Disclosure. On or prior to the fourth (4th) Business Day following the Closing Date, the Company will file a Report of Foreign Private Issuer on Form 6-K with the SEC describing the terms of the Transaction Documents and filing such Transaction Documents or forms thereof as may be required under the Exchange Act; provided that the Company shall furnish the Purchaser with a copy of such Form 6-K at least 36 hours in advance of filing to review and shall not file any such Form 6-K to which the Purchaser reasonably objects. The Company may also issue a press release describing the material terms of the transactions contemplated by the Transaction Documents; provided that the Company shall furnish the Purchaser with a copy of such press release at least 24 hours in advance of filing to review and shall not file any press release to which the Purchaser objects. The Purchaser may amend its existing Statement of Beneficial Ownership on Schedule 13D in connection with the transactions contemplated by the Transaction Documents in accordance with the Exchange Act; provided that the Purchaser shall furnish the Company with a copy of such amendment at least 24 hours in advance of filing to review and shall not file any such amendment to which the Company reasonably objects.

Section 5.04 Exchange Act Filings; Financial Statements. Until the earlier of (i) such time that the Purchaser no longer owns any Securities and (ii) such time that the Company is no longer a reporting company under the Exchange Act, the Company agrees to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act and agrees to file audited annual financial statements and unaudited financial statements no less than semi-annually; provided that if the Company no longer files such financial statements pursuant to this Section 5.04, the Company shall deliver to the Purchaser (y) as soon as practicable, but in any event within 180 days after the end of each fiscal year of the Company, audited financial statements for such fiscal year and (z) as soon as practicable, but in any event within 90 days after the end of the six-month period ended on June 30 of each fiscal year, unaudited financial statements for such six-month period.

Section 5.05 Nasdaq Compliance. Until such time that the Purchaser no longer owns any Securities, the Company will use best efforts to maintain compliance with all applicable Nasdaq listing requirements.

Section 5.06 Compliance with Law. Until such time that the Purchaser no longer owns any Securities, the Company will use best efforts to, and cause each of its subsidiaries to comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including applicable federal and state securities laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, except in each case where non-compliance with such laws, ordinances or governmental rules or regulations or the failure to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Article 6
REGISTRATION RIGHTS

Section 6.01 Registration Rights. The Underlying Securities shall constitute “Registrable Securities” pursuant to, and which are entitled to the benefits of, that OSN Registration Rights Agreement.

Article 7
SURVIVAL

Section 7.01 Survival of Representations and Warranties. Except in the case of fraud, the representations and warranties of the Company and the Purchaser contained in or made pursuant to this Agreement shall not survive the Closing. All covenants and agreements contained herein which by their terms contemplate actions following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms. All other covenants and agreements contained herein shall not survive the Closing and shall thereupon terminate.

Article 8
MISCELLANEOUS

Section 8.01 Entire Agreement; Amendment; Assignment. This Agreement and the other Transaction Documents constitute the full and entire understanding and agreement between the Company and the Purchaser with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. Any prior agreements, understandings or representations with respect to the subject matter hereof are superseded by this Agreement and shall have no further force or effect. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the parties hereto. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

Section 8.02 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by e-mail, by registered or certified mail, postage prepaid, or otherwise delivered by facsimile transmission, by hand or by messenger, addressed:

(i)	if to the Purchaser, to:

OSN Streaming Limited

OSN Building, Dubai Media City

Dubai UAE

Attention: [*****]

E-mail: [*****]

With a copy to:

Freshfields US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
Email: paul.humphreys@freshfields.com

Attention: Paul K. Humphreys, Esq.

(ii)	if to the Company, to:

Anghami Inc.
16th Floor, Al-Khatem Tower,
WeWork Hub71
Abu Dhabi Global Market Square,
Al Maryah Island, Abu Dhabi, United Arab Emirates
Email: [*****]
Attention: [*****]

With a copy to:

Anghami
OSN Building, 2nd Floor
Dubai Media City
Dubai, United Arab Emirates
Email: [*****]
Attention: [*****]

With a copy to:

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600
Dallas, Texas 75201-7932
United States
Email: blake.redwine@nortonrosefulbright.com
Attention: Blake Redwine

All such notices, requests and other communications hereunder shall be deemed duly given on the date of receipt by the recipient thereof if received before 5:00 p.m. local time on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 8.03 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands.

Section 8.04 Jurisdiction. The Courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and adjudicate any dispute or claim (whether contractual or non-contractual) howsoever arising out of or in connection with this Agreement, and the parties hereto do hereby irrevocably submit to the exclusive jurisdiction of the Courts of the Cayman Islands for all such purposes. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.02 shall be deemed effective service of process on such party.

Section 8.05 Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach or default of another party under this Agreement, shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

Section 8.06 Broker’s or Finder’s Fees. Each party represents that it neither is, nor will be, obligated for any finders’ fee or commission in connection with the transactions contemplated hereby. The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a brokerage or finders’ fee or agent’s commission arising from the transactions contemplated hereby (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a brokerage or finders’ fee or agent’s commission arising from the transactions contemplated hereby (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

Section 8.07 Expenses. Except as otherwise expressly provided herein, each of the Company, on the one hand, and the Purchaser, on the other hand, shall bear its or their own expenses incurred with respect to this Agreement and the transactions contemplated hereby, except that following the successful completion of the Closing, the Company will reimburse the Purchaser for its documented out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement.

Section 8.08 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which together shall constitute one instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the Electronic Transactions Act (As Revised) of the Cayman Islands, the U.S. federal ESIGN Act of 2000, the U.S. Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 8.09 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision, which shall be replaced with an enforceable provision closest in intent and economic effect as the severed provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

Section 8.10 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

Section 8.11 References to Dollars. References in this Agreement to dollars and “$” are to U.S. Dollars, being the lawful currency of the United States of America.

Section 8.12 Third Party Rights. Each of the Purchaser and the Company has the right under the Contracts (Rights of Third Parties) Act (As Revised) (the “Third Party Rights Act”), to enforce, in its own right, its rights pursuant to the terms of this Agreement subject to and in accordance with the provisions of the Third Party Rights Act. Notwithstanding any other term of this Agreement, the consent of any person who is not a party to this Agreement is not required for any amendment to, or variation, release, rescission or termination of this Agreement.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

ANGHAMI INC.

By:	/s/ Elias Habib
Name:	Elias Habib
Title:	Chief Executive Officer

OSN Streaming Limited

By:	/s/ Joseph Kawkabani
Name:	Joseph Kawkabani
Title:	Group CEO, Authorised Signatory

By:	/s/ Fiona Robertson
Name:	Fiona Robertson
Title:	Group General Counsel, Director, & Authorised Signatory

[Signature Page to Convertible Note Purchase Agreement]

SCHEDULE A
Disclosure Letter

[Omitted]

EXHIBIT A
Form of Convertible Note

[Omitted]

20